Exhibit 4.13

SECOND AMENDED AND RESTATED FORBEARANCE AGREEMENT

                This Amended and Restated Forbearance Agreement (the “Agreement”) is made effective the 18th day of February, 2002, and is by and among American Medical Technologies, Inc. a Delaware corporation (the “Borrower”) and Bank One, Michigan, (the “Lender”).

W I T N E S S E T H:

                In consideration of the sum of Ten Dollars ($10.00), the mutual covenants and agreements contained herein and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.             Recitations.

1.1           The Credit Agreement.  On or about September 21, 2000, the Lender and the Borrower executed a certain Line of Credit Agreement (the “Credit Agreement”) providing for certain loans made by Lender to Borrower and evidenced by a Revolving Business Credit Note (the “Note”). Among other documents executed contemporaneously with the Credit Agreement were a Continuing Security Agreement and UCC-1 Financing Statements (collectively, the “Loan Documents”).

1.2           The First Amendment.  On or about March 20, 2001, the Lender and Borrower executed that certain letter agreement constituting an amendment to the Credit Agreement (the “First Amendment”) providing for certain amendments to the Credit Agreement as set forth therein.

1.3           The Second Amendment.  On or about June 25, 2001, the Lender and Borrower executed that certain letter agreement constituting an amendment to the Credit Agreement (the “Second Amendment”) providing for certain amendments to the Credit Agreement as set forth therein.

1.4           The Credit Card Balance.  Borrower is further indebted to Lender in the approximate amount of $100,000.00 resulting from charges made by Borrower utilizing a business charge card line of credit (the “Credit Card Balance”).

1.5           Payable Status.  Except for the Credit Card Balance, all obligations of Borrower are in default and are presently due and payable and Borrower has requested that Lender: (a) forbear from taking any actions to collect the amounts due under the Loan Documents, and (b) agree to the other terms and conditions set forth herein. The Lender is willing to agree to the Borrower’s request on the condition that the Borrower fully and faithfully perform its obligations under the Loan Documents, including but not limited to, the Credit Agreement, as amended.

1.6           The Forbearance Agreement.  At Borrower’s request, Borrower and Lender entered into that certain Forbearance Agreement dated November 6, 2001 (the “Forbearance Agreement”) whereby the Lender agreed to forbear from exercising certain of its rights and remedies under the Loan Documents for a period ending on December 20, 2001 in reliance upon the covenants, representations, and warranties of Borrower contained in the Forbearance Agreement.

1.7           The Amended & Restated Forbearance Agreement.  At Borrower’s request, Borrower and Lender entered into that certain Amended and Restated Forbearance Agreement dated December 20, 2001 (the “ A&R Forbearance Agreement”) whereby the Lender agreed to forbear from exercising certain of its rights and remedies under the Loan Documents for a period ending on February 18, 2002 in reliance upon the covenants, representations, and warranties of Borrower contained in the Forbearance Agreement.  This Agreement is intended to amend and restate the terms and provisions of the A&R Forbearance Agreement.

1.8           Borrower’s Request.  Borrower continues to be in default in the payment and/or performance of the Note and other Loan Documents.  Borrower acknowledges that the indebtedness evidenced by the Note is due and owing to the Lender without right of setoff, and such indebtedness has not been paid in accordance with the terms of the Loan Documents.  Borrower has requested that the Bank forebear from exercising its rights and remedies under the Loan Documents for a period of time as specified herein in reliance upon the covenants, representations, and warranties of Borrower and for other good and valuable consideration.

The term “Loan Documents” shall include the Credit Agreement, the Note, the First Amendment, the Second Amendment, the Credit Card Balance, the Forbearance Agreement, the A&R Forbearance Agreement and all writings, documents, instruments, security agreements contemplated therein, respectively.  The term “Obligations” shall include the Note, the Credit Card Balance and all other obligations pursuant to which Borrower may owe performance or payment to Lender.  The term “Indebtedness” shall include the Note, the Credit Card Balance and all other indebtedness owning from Borrower to Lender.

2.             Acknowledgment of Amounts Due and Maturity Date.   Lender and Borrower acknowledge that as of the beginning of business on February 18, 2002 the outstanding balance in respect of the Indebtedness was as follows:

	Principal	Accrued and Unpaid Interest
Note:	$1,745,656.25	$11,031.57

Credit Card Balance:	$98,007.55

Borrower waives any and all rights to notice of payment default or any other default, protest and notice of protest, dishonor, diligence in collecting and the bringing of suit against any party, notice of intention to accelerate, notice of acceleration, demand for payment and other notices whatsoever regarding the Credit Agreement, as amended, the Indebtedness, or any other Loan Documents, and further waive any claims that any notices previously given are insufficient for any reason.  Borrower further agrees that the Indebtedness set forth above is presently due and payable in full to Lender without discount or offset, and any claims or defenses thereto are waived and released herein.

3.             No Further Advances.  Borrower acknowledges and agrees that it shall not be entitled to, nor shall Borrower request, any additional advances under the Credit Agreement, the Note, or any other Loan Documents.  Furthermore, Borrower shall not request nor shall Lender be obligated to issue any further or additional letters of credit.

4.             No Waiver. The execution, delivery and performance of this Agreement by Lender and the acceptance by Lender of performance of Borrower hereunder (a) shall not constitute a waiver or release by Lender of any default that may now or hereafter exist under the Loan Documents, (b) shall not constitute a novation of the Loan Documents as it is the intent of the parties to modify the Loan Documents as expressly set out herein, and (c) except as expressly provided in this Agreement, shall be without prejudice to, and is not a waiver or release of, Lender’s rights at any time in the future to exercise any and all rights conferred upon Lender by the Loan Documents or otherwise at law or in equity, including but not limited to the right to accelerate the Indebtedness, if not already accelerated, and to institute collection proceedings against Borrower and/or any right against any other person or entity not a party to this Agreement.  Similarly, the execution, delivery, and performance of this Agreement by Borrower and the acceptance by Borrower of the performance by Lender hereunder shall not, subject to the express provisions of this Agreement, constitute a waiver or release of any of Borrower’s rights under the Loan Documents; provided, however, that Borrower waives any and all claims now or hereafter arising from or related to any delay by Lender in exercising any rights or remedies under the Loan Documents, including, without limitation, any delay in foreclosing on any collateral securing the Indebtedness.

5.             Forbearance. So long as this Agreement is not terminated as provided herein, the Lender agrees not to foreclose or attempt to foreclose any collateral securing the Indebtedness, institute suit for collection of the Indebtedness against Borrower, or exercise any other remedies available to it under the Loan Documents or under applicable law for a period of time commencing on the date hereof and extending through and including September 15, 2002 at 5:00 p.m. (the “Forbearance Period”).  Upon termination of the Forbearance Period, or otherwise under the provisions of this Agreement, or if all amounts due and owing under the Credit Agreement, the

Indebtedness or other Loan Documents are not paid in full on or before the expiration of the Forbearance Period, Lender may seek to foreclose upon any collateral and to exercise any other remedies to which Lender may be entitled under the Loan Documents, or applicable law to collect amounts due under the Indebtedness, the Credit Agreement or any other Loan Documents.  Borrower agrees that Borrower will not during the Forbearance Period, initiate any action of any kind against Lender with respect to the Loan Documents, exercise any remedy available under the Loan Documents or otherwise, or make or suffer to exist any type of demand upon Lender with respect to the Obligations.

6.             Borrower’s Management.  Borrower shall continue to comply with the requirements for a Crisis Manager as set forth in Paragraph 6 of the Forbearance Agreement.

7.             Interest Rate.  During the Forbearance Period, all Indebtedness owed by Borrower to Lender under the Loan Documents shall continue to bear interest at the per annum rate equal to the sum of the Prime Rate plus four percent (4.0%).  The Prime Rate shall be that variable per annum rate announced, from time to time, by the Lender as its Prime Rate.

8.             Interest Payments. Borrower shall continue to make the interest payments required by the Forbearance Agreement.  Such payments shall begin on April 15, 2002 at which time the Borrower shall pay all accrued and unpaid interest due on the Indebtedness.  All accrued and unpaid interest thereafter shall be paid on or before the 15th day of each month thereafter until the Indebtedness is paid in full.

9.             Principal Payments.  During the Forbearance Period, the Borrower shall make the following principal payments:

April 15, 2002	$30,000.00
May 15, 2002	30,000.00
June 15, 2002	30,000.00
July 15, 2002	40,000.00
August 15, 2002	40,000.00
September 15, 2002	All remaining principal

10.           Loan Fees.  Simultaneously with the execution of this Agreement, Borrower shall pay to Lender a non-refundable loan fee to Lender in the sum of Twenty Five Thousand and no\100s dollars ($25,000.00) which loan fee shall be earned when paid.  In the event the indebtedness is not paid in full on or before the expiration of the Forbearance Period, in addition to all other Indebtedness, the Borrower shall pay a non-refundable loan fee to Lender in the sum of Fifty Thousand and no\100s dollars ($50,000.00) which loan fee shall be earned when paid.

11.           Tangible Net Worth.  Paragraph 6.3(H) of the Credit Agreement is amended to read as follows:  “Permit its Tangible Net Worth plus Subordinated Debt to be less than $4,500,000.00.”

12.           Junior Liens.    Notwithstanding the terms of the Loan Documents, the Borrower may grant a lien on its Accounts and Inventory so long as: (a) such lien is second in priority and junior to that of the Lender; (b) no later than the time that such lien is granted, Borrower pays to Lender the sum of One Hundred Thousand and no\100s Dollars ($100,000.00); and (c) the holder of any such junior lien executes a subordination agreement in favor of Lender prior to such lien being granted that is acceptable in form to Lender and that provides, at a minimum, that no principal payments shall be made to the holder of the junior lien until the Indebtedness is paid in full.  Until the Indebtedness is paid in full, Borrower shall make no such principal payments to any junior lien holder.

13.           Borrowing Base.  Notwithstanding any other provision of this Agreement or the Loan Documents, the aggregate principal amount of the Indebtedness outstanding at any one time shall not exceed the Borrowing Base.   Should the Indebtedness exceed the Borrowing Base, Borrower shall immediately prepay the excess amount to Lender.  “Borrowing Base” means the sum of 75% of Eligible Accounts and 30% of Eligible Inventory.  “Eligible Accounts” means an Account of the Borrower: (i) which arises from a bona fide, outright sale of inventory or for services performed, or expenses incurred in the normal course of business; (ii) which is based upon a valid, enforceable and legally binding order or contract; (iii) as to which an invoice for payment has been sent to the account debtor and for which the account debtor is unconditionally obligated and liable to make payment thereof; (iv) in and to which the rights of the Borrower are absolute and not subject to any assignment, claim, lien or security interest (except in favor of Lender); (v) except as otherwise agreed by Lender, which is not an intracompany account or an account receivable between the Borrower and any affiliate of the Borrower; (vi) which is not evidenced by any note, chattel paper, trade acceptance, draft, check or other instrument with respect thereto or in payment thereof; (vii) except as otherwise agreed by Lender, as to which the account Borrower thereof has not died and is not the subject of dissolution, liquidation, termination of existence, insolvency, business failure, receivership, bankruptcy, readjustment of debt, assignment for the benefit of creditors or similar proceedings; (viii) which has not been outstanding for more than 90 days from date of invoice; (ix) which is not owed by an account debtor not a resident of the United States; (x) which is not an account owed by a debtor from which 20% or more of the aggregate amount owed from such debtor is more than 90 days past due from the date of invoice; (xi) which is not owed by any governmental entity; (xii) which is not owed by a contractor; (xiii) which is not an account that is bonded or secured by a bond; and (ixv) which is not an account otherwise unacceptable to Lender.  At any particular date, the Eligible Accounts shall be the sum of the unpaid principal balance of all of the Eligible Accounts, as defined above; provided, however, that Accounts from any one account debtor shall not exceed 20% of the Eligible Accounts, unless otherwise approved by Lender.  “Eligible Inventory” shall mean that Inventory physically located in the United States owned by the Borrower and in which Lender holds a perfected first priority security interest that constitutes: (a) finished goods in marketable condition; and (b) raw materials reasonably necessary to meet the Borrower’s production requirements for a period of six (6) months.  For purposes hereof, Eligible Inventory shall be valued at the lower of cost or market value.

14.           Borrowing Base Certificate and Compliance Statement.   Prior to the 20th day of each and every month hereafter, the Borrower shall provide to Lender a Borrowing Base Certificate and Compliance Statement in a form acceptable to Lender and signed by an officer of Borrower.

15.           Tax Refunds.  In addition to the other payments required herein, should the Borrower receive any federal or state tax refunds from any governmental entity, it shall pay 75% of any such refunds to Lender for application to the Indebtedness.

16.           Compliance with Loan Documents.  During the term of this Agreement, Borrower shall fully and faithfully comply with all of the terms of the Loan Documents including the Forbearance Agreement, the terms of which shall remain in full effect unless modified herein.  Upon Borrower’s failure to fully and faithfully timely pay Lender any of the payments set forth in this Agreement, the term of this Agreement shall immediately end and terminate without the necessity of notice or demand, and Lender shall be entitled to pursue any and all remedies.  Upon the occurrence of Borrower’s failure to fully and faithfully perform any other obligation with respect to the Loan Documents or, they shall be entitled to such notice and opportunity to cure, if any, as provided in the Loan Documents.

17.           Representations and Warranties. In order to induce Lender to execute, deliver, and perform this Agreement, Borrower warrants and represents to Lender that:

(a)	this Agreement is not being made or entered into with the actual intent to hinder, delay, or defraud any entity or person;

(b)

this Agreement is not intended by the parties to be a novation of the Loan Documents and, except as expressly modified herein, all terms, conditions, rights and obligations as set out in the Loan Documents are hereby reaffirmed and shall otherwise remain in full force and effect as originally written and agreed;

(c)

no action or proceeding, including, without limitation, a voluntary or involuntary petition for bankruptcy under any chapter of the Federal Bankruptcy Code, has been instituted by or against any Borrower;

(d)

to the best of Borrower’s knowledge, and with the sole exception of financial statements projecting profitability for the period ending December 31, 2001, all balance sheets, and cash flow statements, and all information provided by Borrower to Lender prior to the date hereof, including, without limitation, all financial statements, balance sheets, and cash flow statements, was, at the date of delivery, and is, as of the date hereof, true and correct in all respects.  Borrower recognizes and acknowledges that Lender is entering into this Agreement based in part on the financial information provided to Lender by each of them and that the truth and correctness of that financial information is a material inducement to Lender in entering into this Agreement.  During the term of this Agreement, Borrower agrees to advise Lender promptly in writing of any and all new information, facts, or occurrences that would in any way materially supplement, contradict, or affect any financial statements, balance sheets, cash flow statements, or similar items furnished to Lender.

(e)	this Agreement and the Loan Documents constitute the entire agreement among Lender and Borrower with respect to this matter.

18.           Bankruptcy.   In entering into this Agreement, Borrower and Lender hereby stipulate, acknowledge and agree that Lender gave up valuable rights and agreed to forbear from exercising legal remedies available to it in exchange for the promises, representations, acknowledgments and warranties of Borrower as contained herein and that Lender would not have entered into this Agreement but for such promises, representations, acknowledgments, agreements, and warranties, all of which have been accepted by Lender in good faith, the breach of which by Borrower in any way, at any time, now or in the future, would admittedly and confessedly constitute cause for dismissal of any such bankruptcy petition pursuant to 11 U.S.C. § 1112(b).  As additional consideration for Lender agreeing to forbear from immediately enforcing its rights and remedies under this Agreement and in the Loan Documents, including but not limited to the institution of foreclosure or collection proceedings, Borrower agrees that in the event a bankruptcy petition under any Chapter of the Bankruptcy Code (11 U.S.C. §101, et seq.) is filed by or against any Borrower at any time after the execution of this Agreement, Lender shall be entitled to the immediate entry of an order from the appropriate bankruptcy court granting Lender complete relief from the automatic stay imposed by §362 of the bankruptcy Code (11 U.S.C. §362) to exercise its foreclosure and other rights, including but not limited to obtaining a foreclosure judgment and foreclosure sale, upon the filing with the appropriate court of a motion for relief from the automatic stay with a copy of this Agreement attached thereto.  Borrower specifically agrees (i) that upon filing a motion for relief from the automatic stay, Lender shall be entitled to relief from the stay without the necessity of an evidentiary hearing and without the necessity or requirement of the Lender to establish or prove the value of any collateral, the lack of adequate protection of its interest in any collateral, or the lack of equity in any collateral; (ii) that the lifting of the automatic stay hereunder by the appropriate bankruptcy court shall be deemed to be “for cause” pursuant to §362(d)(1) of the bankruptcy Code (11 U.S.C. §362 (d)(1); and (iii) that Borrower will not directly or indirectly oppose or otherwise defend against Lender’s efforts to gain relief from the automatic stay. This provision is not intended to preclude Borrower from filing for protection under any Chapter of the Bankruptcy Code.  The remedies prescribed in this paragraph are not exclusive and shall not limit Lender’s rights under the Loan Documents, this Agreement or under any law.  All of the above terms and conditions have been freely bargained for and are all supported by reasonable and adequate consideration and the provisions herein are material inducements for Lender entering into this Agreement.

19.           Release.  Borrower hereby remises, releases, and forever discharges Lender, its successors and assigns, its officers, directors, employees, agents and attorneys (collectively, “Released Parties”) of and from all actions, causes of action, suits, proceedings, debts, contracts, claims, damages, liability and demands whatsoever, known or unknown, in law or equity, which Borrower ever had or now has, by reason of any matter, cause, or thing whatsoever arising from the actions or inactions of the Released Parties prior to the date hereof including any matter relating to the Agreement, the Loan Documents (collectively, “Released Matters”); and Borrower covenants not to sue any of the Released Parties with respect to the Released Matters.  The release and covenant not to sue set forth in this Section are intended by the parties to be as broad and comprehensive as possible.  However, this release will not cover any intentional torts or acts of gross negligence.

20.           Default.  Lender shall be entitled to pursue each and every remedy hereunder and under the Loan Documents, at Lender’s sole option, upon the occurrence of any of the following:

(a)                                       Borrower files a petition for bankruptcy under any chapter of the Federal Bankruptcy Code or takes advantage of any other debtor relief law, or an involuntary petition for bankruptcy under any chapter of the Federal Bankruptcy Code is filed against Borrower, or any other judicial action is taken with respect to Borrower by any creditor;

(b)                                      Lender discovers that any representation or warranty made herein by Borrower was or is untrue, incorrect or misleading in any material respect;

(c)                                       After the date of this Agreement, and except for financial covenants relating to the Borrower’s profitability for the periods ending December 31, 2001 and March 30, 2002, Borrower’s breach or default in the performance of any covenant or agreement contained in this Agreement or the Loan Documents;

(d)                                      Lender receives any draft or request for payment in respect of any letter of credit.

21.           Miscellaneous.

                                                                21.1  Successors and Assigns. All of the grants, covenants, terms, conditions and agreements hereof shall be binding upon and inure to the benefit of all of the assigns and successors in interest of the parties hereto.

                                                                21.2         Modification.  Neither this Agreement nor any provision hereof may be changed, altered, waived, amended, or discharged orally, but only by an instrument reduced to writing, signed by all parties hereto.

                                                                21.3         Choice of Law.  It is the intention of the parties hereto that the laws of the State of Michigan shall govern the validity of this Agreement, construction of its terms and the interpretation of the rights and duties of the parties.

                                                                21.4.        Paragraph Headings.  Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this agreement.

                                                                21.5.        Authority.  Each party, for itself, its successors and assigns, hereby represents and warrants that it has the full capacity and authority to enter into, execute, deliver and perform this Agreement, and that such execution, delivery and performance does not violate any contractual or other obligation by which it is bound.

                                                                21.6.        Controlling Agreement.  This Agreement shall be construed to govern and control over any inconsistent provisions that may be contained in the Agreement or any other Loan Documents.

THIS AGREEMENT REPRESENTS THE FINAL AGREEMENT AMONG THE PARTIES WITH RESPECT TO THE SUBJECT MATTER HEREOF AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR ORAL OR WRITTEN, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS AMONG THE PARTIES.  THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES.

                IN WITNESS WHEREOF, the parties have executed this agreement as of the date and year first above written.

BORROWER:

AMERICAN MEDICAL TECHNOLOGIES, INC. a Delaware corporation

By:	/s/ Benjamin J. Gallant

LENDER:

BANK ONE, MICHIGAN

By:	/s/ Tipton Burch